

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>Via E-mail</u>
Chris Marsh
Chief Executive Officer
9866 Oakplace East
Folsom, CA 95630

> **Re: ShopEye, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 9, 2011**
> **File No. 333-176098**

Dear Mr. Marsh:

　　　We have reviewed the above-referenced filing and the related response letter September 8, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 2, 2011

<u>General</u>

1.　　We refer to your response to prior comment 1. Your document continues to include language that refers to your anticipated product and its intended features in ways that suggest that the product "will" be developed and that it "will" contain the intended features. For example, the final sentence on page 3 refers to the application you hope to develop in a manner that suggests that the development will occur; failing to emphasize the substantial uncertainty that such a product may be successfully developed. The first paragraph on page 4 refers to the product and its features in a similar manner, and it should be revised to refer to the product and its features as objectives the achievement of which are not assured. The Business section contains numerous similar statements. Similarly, on page 14, you state that even if less than all the offering proceeds are raised, Mr. Marsh "will" complete all of the objectives you hope to achieve through your planned uses of proceeds. Any statements of this nature should be expressed as expectations of the company which may not be accomplished. Please revise your document throughout as necessary.

<u>Description of Securities, page 33</u>

2.　　We note the risk factor disclosure added to your revised document in response to prior comment 3. Please expand the disclosure in your Description of Securities section to provide all of the disclosure required by Item 202(a) of Regulation S-K. In particular you should discuss the extent to which the board of directors may establish the rights and preferences of series of preferred stock in order to provide a materially complete description of your common stock

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal